May 27, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
John Dana Brown
Jeffrey Sears
Lyn Shenk

Re:	Tesla Motors, Inc.
Amendment No. 2 to
Registration Statement on Form S-1 Filed on April 29, 2010 File No. 333-164593

Ladies and Gentlemen:

On behalf of Tesla Motors, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 14, 2010, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-164593) filed with the Commission on April 29, 2010.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X as of the effective date of your registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s financial statements filed with Amendment No. 3 have been updated to include the financial statements for the Company’s quarterly period ended March 31, 2010 and in compliance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

May 27, 2010

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Company’s management, including senior members of the Company’s human resources department, reviewed the Company’s compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. The Company concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and that no disclosure in response to Item 402(s) of Regulation S-K was necessary. In reaching such conclusion, the Company considered the following factors:

•

the mix of cash compensation among base salary and performance-based bonuses, with substantially all employees (other than sales personnel, discussed below) receiving a significant portion of their overall compensation in the form of base salary, which the Company believes does not encourage excessive risk taking;

•

while some employees receive performance-based cash bonuses and sales commissions based on the achievement of vehicle sales (which are only paid after the completed vehicle sale) or the achievement of short-term or annual milestones, such performance bonuses and sales commissions represent a small portion of the total compensation opportunities available to most employees and a small portion of the overall compensation expense of the Company;

•

substantially all of the equity awards granted to employees (with the exception of certain awards granted to our Chief Executive Officer, discussed below) are subject to multi-year time-based vesting, which require an employee to remain employed by the Company for a period of years in order to receive the full benefit of any awards;

•

a portion of the equity awards granted to the Company’s Chief Executive Officer, Elon Musk, vest based upon the attainment of clear performance objectives that the Company believes are critical to its long-term success. The Company believes vesting upon these milestones helps align Mr. Musk’s compensation with the long-term interests of the Company’s stockholders and does not encourage excess risk taking; and

•

the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that the Company believes do not encourage excessive risk taking, such as management and technical skills, team building, integrity and mentoring skills.

Securities and Exchange Commission

May 27, 2010

Overview, page 1

3.	Please name the “independent third party” mentioned in the third paragraph and file consent with the next amendment.

In response to the Staff’s comment, the Company has deleted the specified references to the “independent third party” on pages 1, 107 and 113 of Amendment No. 3.

Risk Factors, page 13

4.	We note your response to comment four of our letter dated April 12, 2010. Please clarify your disclosure on pages 31 and 108-109 to reflect the statement in your letter dated April 29, 2010 that the company “does not currently utilize any sole suppliers other than Lotus.”

In response with the Staff’s comment, the Company has revised the disclosure on pages 33 and 123 of Amendment No. 3 to state that the Company does not currently utilize any sole suppliers other than Lotus.

Supply Chain, page 108

5.	Since you say that only a majority of your sole suppliers provide you with components that you believe you could replace, either name the others or tell us why that would not be material to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 123 of Amendment No. 3 to add the requested disclosure.

Certain Relationships and Related Party Transactions, page 151

6.	We note your response to comment 11 of our letter dated April 12, 2010. Please disclose the approximate dollar value of the amount involved in the development and production of a battery pack and charger for a pilot fleet of Daimler A- Class electric vehicles and development and sale of several modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation.

In response to the Staff’s comment, the Company as added the requested disclosure regarding the approximate dollar values on page 170 of Amendment No. 3.

* * * * *

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Larry W. Sonsini, David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Securities and Exchange Commission

May 27, 2010

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Deepak Ahuja
Tesla Motors, Inc.

Larry W. Sonsini, Esq.
David J. Segre, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

D. Timothy Carey
Stephen Sullins
PricewaterhouseCoopers LLP